As filed with the Securities and Exchange Commission on March 31, 1995

                                              Registration No. 33-_____

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                            _______________

                               FORM S-2
                        REGISTRATION STATEMENT
                                 UNDER
                      THE SECURITIES ACT OF 1933
                            _______________

                    PROGRESS FINANCIAL CORPORATION
        (Exact name of Registrant as specified in its charter)

                  Delaware                 23-2413363
            (State or other           (I.R.S. employer
            jurisdiction of           identification no.)
            organization)

                   Plymouth Meeting Executive Campus
                       600 West Germantown Pike
              Plymouth Meeting, Pennsylvania  19462-1003
                            (610) 825-8800
(Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)
                            _______________

                            W. Kirk Wycoff
                 President and Chief Executive Officer
                    Progress Financial Corporation
                   Plymouth Meeting Executive Campus
                       600 West Germantown Pike
              Plymouth Meeting, Pennsylvania  19462-1003
                            (610) 825-8800
       (Name, address, including zip code, and telephone number
              including area code, of agent for service)

                            _______________

                              Copies to:

                         Jeffrey D. Haas, Esq.
                         Philip R. Bevan, Esq.
                 Elias, Matz, Tiernan & Herrick L.L.P.
                734 Fifteenth Street, N.W., Suite 1200
                        Washington, D.C.  20005
                            (202) 347-0300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the Registrant elects to deliver its latest annual report to security holder or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box.  [ X ].

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]










                    CALCULATION OF REGISTRATION FEE

                                                                        Proposed
                                                    Proposed            Maximum
  Title of Each Class of                             Maximum           Aggregate                Amount of
     Securities to be         Amount to be       Offering Price     Offering Price(2)        Registration Fee
        Registered            Registered(1)        Per Unit(2)           Unit(2)
 Warrants                        300,000             $6.00             $1,800,000               $620.69
 Common Stock,
  $1.00 par
  value per share                300,000(3)             --                    --                     --

  (1) Pursuant to Rule416 promulgated under the Securities Act of 1933, as amended, there are also being registered such additional shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

  (2) Estimated solely for the purposes of calculating the Registration Fee pursuant to the provisions of Rule 457(g).

  (3) Represents the estimated number of shares which may be issued pursuant to the exercise of the Warrants.



  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1993 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     PROGRESS FINANCIAL CORPORATION
                         CROSS REFERENCE SHEET
     Showing the Location in the Prospectus of Information Required by Items 1 through 13 of Part I of Form S-2

Registration Statement
Item Number and Caption                                         Location or Caption in Prospectus
1.   Forefront of Registration Statement and Outside            Outside Front Cover Page
     Front Cover of Prospectus

2.   Inside Front and Outside Back Cover Pages of               Inside Front and Outside Back Cover Pages;
     Prospectus                                                 Available Information; Incorporation of
                                                                Certain Documents by Reference

3.   Summary Information, Risk Factors and Ratio of             Summary; Special Considerations
     Earnings to Fixed Changes

4.   Use of Proceeds                                            Use of Proceeds

5.   Determination of Offering Price                            Not Applicable

6.   Dilution                                                   Not Applicable

7.   Selling Security Holders                                   Selling Warrant Holders

8.   Plan of Distribution                                       Outside Front Cover Page; Plan of
                                                                Distribution

9.   Description of Securities to be Registered                 Description of Securities

10.  Interests of Named Experts and Counsel                     Not Applicable

11.  Information With Respect to the Registrant                 Summary; Incorporation of Certain Documents
                                                                by Reference

12.  Incorporation of Certain Information by Reference          Incorporation of Certain Documents by
                                                                Reference

13.  Disclosure of Commission Position and                      *
     Indemnification for Securities Act Liabilities



  *  Item is omitted because answer is negative or item is inapplicable.

              Subject to Completion - Dated            , 1995


PROSPECTUS

                     PROGRESS FINANCIAL CORPORATION

                            300,000 Warrants
                       to Purchase 300,000 shares
                             of Common Stock

   This Prospectus relates to the public offering of up to 300,000 Warrants (the "Warrants") issued by Progress Financial Corporation (the "Company") by the holders thereof (the "Selling Warrant Holders"). See "Selling Warrant Holders" herein. Each Warrant entitles the holder thereof to purchase one share of the Company's Common Stock, $1.00 par value per share (the "Common Stock"), at an exercise price of $6.00, subject to adjustment, at any time prior to 5:00 p.m., Eastern Time, on June 30, 1999. This Prospectus also relates to the issuance of the Common Stock by the Company upon the exercise of such Warrants. The Selling Warrant Holders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Warrants from time to time on terms to be determined at the time of sale. To the extent required, the specific Warrants to be sold, names of the Selling Warrant Holders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

   The Selling Warrant Holders and any broker-dealer, agents or underwriters that participate with the Selling Warrant Holders in the distribution of the Warrants may be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the Warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for indemnification arrangements.

THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS.  SEE "SPECIAL
CONSIDERATIONS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY
                         IS A CRIMINAL OFFENSE.

            The date of this Prospectus is        , 1995


RED HERRING

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   There has previously been no public market for the Warrants offered hereby and the Warrants will not be listed on a national securities exchange or qualified for trading on the automated quotation system of the National Association of Securities Dealers, Inc. ("NASD"). See "Special Considerations - Absence of Market." The Common Stock of the Company is traded in the over-the-counter market and is quoted through the Nasdaq National Market System under the symbol "PFNC." The last sale price of the Company's Common Stock as reported by Nasdaq on March 24, 1995 was $4.625 per share.

   The Company is paying all the expenses of registering the Warrants and underlying Common Stock under the Securities Act of 1933, as amended ("Securities Act") (including filing, legal, and miscellaneous expenses in connection with the registration) which are estimated to aggregate approximately $26,000. The Company will not receive any of the proceeds from any sale of the Warrants by the Selling Warrant Holders. It is anticipated that the Company will maintain a current prospectus until the earlier to occur of June 30, 1996 or until all the Warrants are sold. The Company will use its best efforts to maintain the effectiveness of the registration statement with respect to the Common Stock to be issued upon exercise of the Warrants until the earlier to occur of June 30, 1999 or the exercise of all the Warrants. Each of the Selling Warrant Holders will severally pay or assume underwriting discounts, brokerage commissions or other charges incurred in any respective sale by them of the Warrants.


                          AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
The Common Stock is listed on the Nasdaq National Market System, and such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed a Registration Statement on Form S-2 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act with respect to the Warrants and the underlying Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Warrants and the underlying Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus concerning provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or attached hereto, each such statement being qualified in all respects by such references.

   So long as any of the Warrants are outstanding, whether or not the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will provide to all holders of the Warrants copies of such annual reports, quarterly reports and other documents that the Company would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.


             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   This Prospectus is summary in nature, does not purport to be a full and complete statement of the business, affairs and financial condition of the Company and should be read in conjunction with the following document of the Company which has been filed with the Commission and is hereby incorporated by reference into this Prospectus: the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994.

   All documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date hereof are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing such documents with the Commission. Any statement contained herein, in any supplement or amendment hereof or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any supplement or amendment hereof modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any supplement or amendment hereof.

   Neither the delivery of this Prospectus nor any sale of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its affiliates since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

   This Prospectus is accompanied by the Company's Form 10-KSB for the year ended December 31, 1994. Copies of the documents incorporated by reference herein are available from the Company without charge (other than exhibits to such document, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) to any person to whom this Prospectus is delivered, upon written request of such person. Requests for such copies should be directed to W. Kirk Wycoff, Chairman, President and Chief Executive Officer of the Company, at the Company's offices located at Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003. The Company's telephone number is (610) 825-8800.


                                 SUMMARY

   The following summary does not purport to be complete and is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and related Notes, accompanying this Prospectus.

The Company

   Progress Financial Corporation is a Delaware-chartered, registered thrift holding company headquartered in Plymouth Meeting, Pennsylvania. The Company is the sole stockholder of Progress Federal Savings Bank, a federally chartered savings bank (the "Bank"), which has been engaged in the thrift business since 1878. The Company was organized in 1986 in connection with the reorganization of the Bank into a thrift holding company structure. The Bank conducts its business through six full-service offices located in Montgomery County, one full-service office in Delaware County and one full-service office in the Andorra section of Philadelphia in southeastern Pennsylvania. The Bank expects to open a full-service office in Chester County in April 1995. Unless the context otherwise requires, references herein to the Company include the Bank. At December 31, 1994, the Company had total consolidated assets of $348.2 million, total consolidated liabilities of $335.2 million, including total consolidated deposits of $284.0 million, and total consolidated stockholders' equity of $13.0 million.

   The principal business of the Company has in the past consisted of attracting deposits from the general public through its offices and using such deposits to originate loans secured by first mortgage liens on existing single-family residential real estate and existing multi-family residential and commercial real estate, construction loans (which in the past included land acquisition and development loans), commercial business loans, consisting primarily of loans to small and medium-sized businesses, and various consumer loans. The Company originates single-family residential real estate loans for sale in the secondary market and secured consumer loans, such as home equity loans and lines of credit. The Company also originates commercial business loans to small and medium sized businesses in the communities its branches serve and commercial real estate (including multi-family residential) and residential construction loans. In addition, the Company invests in mortgage-backed securities which are insured or guaranteed by the U.S. Government and agencies thereof and other similar investments permitted by applicable laws and regulations. The Bank is also involved in real estate development and related activities, through its subsidiaries, primarily to facilitate the completion and sale of certain property held as real estate owned.

   The principal sources of funds for the Company's activities are amortization and repayment of loans, proceeds from sales of assets classified as available for sale, net savings inflows and advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh. The Company's principal sources of revenues are interest and other payments on loans, including origination and servicing fees, interest on investments and mortgage-backed securities, service charges on deposits, gains (losses) from mortgage banking activities and from the sale of loans and mortgage-backed securities classified as available for sale and loan and other fee income. Its principal expenses are interest paid on deposits and advances from the FHLB of Pittsburgh, provisions for possible loan losses and real estate owned, personnel, occupancy and equipment, and other administrative expenses.

   The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Commission. The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the OTS, as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. The Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.

   The Company's principal executive offices are located at Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003, and its telephone number is (610) 825-8800.

Special Considerations

   The Company has experienced financial and operating problems in recent periods and for these and other reasons an investment in the Warrants and the underlying Common Stock involves a certain degree of risk. Prospective purchasers should carefully consider the matters set forth under "Special Considerations."

Summary of Terms of the Warrants

Warrants offered hereby. . .Up to 300,000 Warrants are being offered hereby by the Selling Warrant Holders
                            listed herein.  See "Selling Warrant
                            Holders."

Expiration Date . . . . .   The Warrants can be exercised, in whole
                            or in part, at any time prior to 5:00
                            p.m., Eastern Time, on June 30, 1999.

Exercise Price  . . . . .   Each Warrant entitles the holder thereof
                            to purchase one share of Common Stock at an exercise price of $6.00 per share, subject to adjustment in certain situations. See "Description of the
                            Warrants."


Dividend Policy

     The Company is currently not paying dividends on the Common Stock. The Company's ability to pay dividends on the Common Stock depends on the receipt of dividends from the Bank. Due to its financial condition, its recent results of operations and regulatory restrictions on the payment of dividends by the Bank, the Company does not anticipate resuming the payment of dividends on the Common Stock in the foreseeable future. See "Market Price for Common Stock and Dividends - Dividends."

             SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
             (Dollars in Thousands, Except Per Share Data)

     The selected consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes. See "Available Information."

                                                                               December 31,
                                               1994           1993           1992            1991           1990
FINANCIAL CONDITION DATA:
Total assets                                $348,189       $333,209       $291,542        $312,622       $324,708
Loans, net                                   205,771        158,268        153,734         193,789        277,490
Loans held for sale(1)                           351         16,744          2,761              --             --
Investment securities:
  Available for sale                           4,627             --             --              --             --
  Held to maturity                            12,866          4,632          5,260           2,212          1,694
Mortgage-backed securities:
  Available for sale(1)                        9,103          8,893         25,072              --             --
  Held to maturity                            93,673        117,054         60,939          47,875            315
Deposits                                     283,958        273,583        245,015         265,197        292,478
Borrowings                                    47,052         40,536         36,071          38,585         12,500
Stockholders' equity                          13,021         14,787          6,877           5,599         15,844
Delinquent loans(2)                            1,001          1,911          9,859           9,072         12,018
Non-performing assets(2)                       9,085         17,628         34,829          50,427         29,239
Allowance for possible loan losses             1,502          2,113          2,703           5,483          4,123
Book value per share(3)                         3.98           4.52           6.81            5.54          15.69

                                                                    Year Ended December 31,
                                               1994           1993           1992            1991           1990
OPERATIONS DATA:
Interest income                              $22,830        $20,824        $21,979        $ 27,122        $34,834
Interest expense                              12,505         11,465         13,737          18,010         21,775
Net interest income                           10,325          9,359          8,242           9,112         13,059
Provision for possible loan losses               521            368            275          10,144          4,696
Net interest income (expense) after
provision                                      9,804          8,991          7,967          (1,032)         8,363
  for possible loan losses
Gain (loss) from sales of securities            (322)           215          1,197             341            ---
Gain (loss) from mortgage banking               (176)           606          1,428             319            ---
activities
Income (loss) on properties sold                 (62)           102          1,218             153            ---
Other income                                   2,105          1,303          1,774           1,038          1,518
Provision for real estate owned                1,576          1,733          2,835           2,607          2,015
Other expense                                 10,489          9,835          9,397          10,280         11,610
Income (loss) before income taxes               (716)          (351)         1,352         (12,068)        (3,744)
(benefit)
Income tax expense (benefit)                      --         (1,034)            74          (1,823)          (755)
Net income (loss)                            $  (716)       $   683        $ 1,278        $(10,245)       $(2,989)
Net income (loss) per share                  $  (.22)       $   .29        $  1.27        $ (10.14)       $ (2.96)
Cash dividends per share                    $    ---       $    ---       $    ---       $     ---        $   .12



                                                             At or For the Year Ended December 31,
                                               1994           1993           1992            1991           1990
Other Data(4):
Return (loss) on average assets               (.21)%          .21%           .42%          (3.31)%         (.92)%
Return (loss) on average equity              (5.24)%         6.25          20.93         (101.81)        (16.60)
Average equity to average                     4.01           3.42           1.99            3.24           5.52
  assets
Dividend payout ratio                          ---            ---            ---             ---           (.04)
Net interest margin(5)                        3.23           3.25           3.13            3.31           4.30
Interest rate spread(5)                       3.04           3.26           3.47            3.44           3.97
Non-performing loans as a
 percent of total loans at end of
 period(2)                                    2.19           3.42           4.37            7.03           4.85
Non-performing assets as a
 percent of total assets at end
 of period(2)                                 2.61           5.29          11.95           16.13           9.00
Allowance for possible loan
 losses as a percent of non-
 performing loans at end of
 period                                      33.00          34.92          38.83           39.14          30.19
Net charge-offs as a percent of
 average loans                                 .60            .64           1.69            3.51           0.65
Capital Ratios(6):
  Tangible                                    4.57           4.14           2.36            1.54           4.70
  Core                                        4.57           4.14           2.36            1.54           4.70
  Risk-based                                  9.47           9.39           5.37            3.33           6.62
Full service banking offices                     8              8              7               8              8


  (1) Loans classified as held for sale are carried at the lower of aggregate cost or fair value. Mortgage-backed securities and investment classified as available for sale in 1994 were carried at fair value. Mortgage-backed securities classified as available for sale in prior periods were carried at the lower of amortized cost or fair value.

  (2) Delinquent loans consist of loans which are 30 to 89 days overdue. Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, which include in-substance foreclosures and repossessions, in each case net of related reserves.

  (3) Book value per share represents stockholders' equity divided by the number of shares of Common Stock issued and outstanding.

  (4) With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

  (5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities (which do not include non-interest-bearing accounts), and net interest margin represents net interest income as a percent of average interest-earning assets.

  (6) For additional information concerning the Bank's compliance with its regulatory capital requirements, see "Regulatory Capital."



                         SPECIAL CONSIDERATIONS

 An investment in the Warrants and the underlying Common Stock involves certain investment risks. In determining whether or not to make an investment in the Warrants, prospective purchasers should carefully consider the matters set forth below, as well as the other information included or incorporated by reference in this Prospectus.

Financial Condition and Results of Operations

 The Company has experienced serious financial and operational problems in recent years primarily as a result of the economic recession and a decline in real estate values in the Company's market area. These conditions have had a material adverse effect on the quality of the Company's loan portfolio and contributed to substantial increases in the Company's non-performing assets in 1990 and 1991, which consist of non-accrual loans and accruing loans 90 days or more overdue (collectively "non-performing loans"), as well as real estate acquired by the Company through foreclosure proceedings, real estate acquired through acceptance of a deed in lieu of foreclosure, and loans classified as in-substance foreclosures (collectively "real estate owned" or "REO"). The Company's non-performing assets increased from $17.5 million or 5.2% of total assets at December 31, 1989 to $50.4 million or 16.1% of total assets at December 31, 1991. Since the change in senior management during 1991 and the reorganization of the Company's asset recovery department during the fourth quarter of 1991, the Company's primary focus has been to improve the credit quality of the Company's assets through the early identification of potential problem assets and the administration, rehabilitation or liquidation of the Company's non-performing assets. Non-performing assets have since declined and totalled $9.1 million or 2.6% of total assets at December 31, 1994.

 The high levels of non-performing assets necessitated provisions for possible loan losses, which are charged to the Company's operations, of $10.1 million, $275,000, $368,000 and $521,000 during fiscal 1991, 1992,
1993 and 1994, respectively. These provisions were established in large part as a result of the levels of net loan charge-offs, which amounted to $8.8 million, $3.1 million, $1.1 million and $1.1 million during fiscal 1991, 1992, 1993 and 1994, respectively, and in order to maintain the Company's total allowance for possible loan losses at a level deemed adequate by management to absorb the risks inherent in the Company's loan portfolio. In addition, the Company established provisions for REO of $2.6 million, $2.8 million, $1.7 million and $1.6 million in 1991, 1992, 1993, and 1994, respectively.

 At December 31, 1994, the Company's allowance for possible loan losses amounted to $1.5 million or .7% and 33.0% of total loans and total non-performing loans, respectively, and the net carrying value of REO amounted to $4.5 million at such date. Future additions to the allowance for possible loan losses or reductions in carrying values of REO could become necessary as a result of further deterioration in the real estate market and the economy in the Company's primary market area, future increases in non-performing assets or for other reasons, which would adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses and the carrying value of its REO. Such agencies may require the Company to make additions to the allowance for possible loan losses and adjustments to the carrying values of REO based on their judgments about information available to them at the time of their examination. The Company and the Bank were most recently examined by the OTS during the quarter ended December 31, 1994.

 The future success of the Company is dependent upon the quality of its assets. Although management of the Company has devoted substantial time and resources to the identification, collection and work-out of non-performing assets, the real estate markets and the overall economy in its market area is likely to be a significant determinant of the quality of the Company's assets in future periods and, thus, its financial condition and results of operations. In particular, although the Company has been able to reduce the amount of its non-performing assets in recent years, such assets amounted to $9.1 million or 2.6% of total assets at December 31, 1994. In addition, the Company's loan portfolio includes a large percentage of commercial real estate loans, which generally involve a higher degree of risk than single-family residential loans. The Company's future results of operations may be adversely affected if the Company is unable to work-out or dispose of its non-performing assets on a timely basis or if the values of such properties decline further. Although management utilizes its best judgment in providing for losses with respect to its non-performing assets, there can be no assurance that the Company will be able to dispose of such non-performing assets without establishing additional provisions for losses on loans or further reductions in the carrying value of its real estate owned.

Regulation

 The Company, as a savings and loan holding company, and the Bank, as a federally chartered savings bank, are subject to extensive governmental supervision and regulation,which is intended primarily for the protection of depositors. In addition, the Company and the Bank are subject to changes in federal and state law, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be accurately predicted at this time but could adversely affect the business and operations of the Company and the Bank.

Economic Conditions

 Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank and financial institution holding companies such as the Company. In particular, because the Company's lending activities are conducted primarily in its market area in southeastern Pennsylvania, economic conditions and the market for real estate in this area significantly affect the Company's financial condition and operations. Excess real estate inventory, coupled with a general economic decline, adversely affected the real estate market in general and the Company's market area in particular in recent years and contributed to the increases in the Company's non-performing assets during such years. These conditions could continue to adversely affect the financial condition and operations of the Company in future periods.

 The Company's net interest income, which is the difference between the interest income received on its interest-earning assets, including loans, mortgage-backed securities and investment securities, and the interest expense incurred in connection with its interest-bearing liabilities, including deposits and borrowings, can be significantly affected by changes in market interest rates. The Company actively monitors its assets and liabilities in an effort to minimize the effects of changes in interest rates, primarily by altering the mix and maturity of the Company's loans, investments and funding sources.

Dividends

 The Company suspended dividend payments on the Common Stock after the second quarter of 1990. Due to its financial condition and its recent results of operations, management of the Company does not anticipate the resumption of dividend payments on the Common Stock in the foreseeable future. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to stockholders and the ability of the Bank to pay dividends to the Company, see "Market Price for Common Stock and Dividends."

Possible Limitation of Tax Benefits

 Acquisitions of Common Stock by persons who are not currently holders of the Common Stock, or by current holders whose acquisition would increase or maintain their equity ownership in the Company above 5%, could result in an "ownership change" for federal income tax purposes. If an "ownership change" occurs, an annual limitation would be imposed on the Company's ability to utilize its net operating loss carryforwards and on its ability to deduct, in the future, losses which have not yet been recognized for tax purposes if certain threshold limitations on the amount of such losses were exceeded. There can be no assurance that an "ownership change" will not occur as a result of the exercise of the Warrants or in the future as a result of the cumulative effect of the exercise of the Warrants and other acquisitions and transfers of Common Stock. In addition, while management believes that the amount of losses which have not yet been recognized for tax purposes by the Company and its subsidiaries is less than the applicable amounts beyond which limitations would apply to the deduction of such losses in the event of an "ownership change," no assurance can be given that such limitations will not apply. For further information, see "Certain Federal Income Tax Consequences Relating to the Warrants - Possible Limitation of Tax Benefits."

Absence of Market

 There has previously been no public market for the Warrants offered hereby and the Warrants will not be listed on a national securities exchange or qualified for trading on the automated quotation system of the NASD. As a result, only a limited trading market is expected to develop for the Warrants for the foreseeable future, and there can be no assurance that a trading market will develop or, if one develops, that it will continue. To the extent that a trading market develops, no assurance can be provided that the market prices will equal or exceed the issuance prices of the securities offered hereby. If an effective market for the Warrants does not develop, purchasers of the Warrants may be unable to dispose of such securities, or may be able to dispose of them only to a small universe of prospective purchasers by means of a private sale, which may not result in as high a price as could be obtained in the event that there was a public market for such securities. The market price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. In light of the foregoing and the market considerations discussed above, purchasers should therefore consider the potentially illiquid nature of the Warrants and should only purchase any such securities with a long-term investment intent.

Anti-takeover Provisions

 Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law ("DGCL"), as well as a shareholder rights plan adopted by the Company, could have the effect of discouraging non-negotiated takeover attempts which certain stockholders might deem to be in their interest and making it more difficult for stockholders of the Company to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire the Company or shares of its Common Stock. See "Restrictions on Acquisition of the Company" and "Description of Capital Stock."

                             USE OF PROCEEDS

 The Warrants offered hereby are offered by the Selling Warrant
Holders. See "Selling Warrant Holders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of the Warrants by the Selling Warrant Holders. Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $6.00 at any time prior to 5:00 p.m., Eastern Time, on June 30, 1999. The proceeds from the exercise, if any, of Warrants will be used by the Company for general corporate purposes.





                        SELLING WARRANT HOLDERS

 The following table sets forth certain information as of the date hereof, with respect to the Warrants held by each Selling Warrant Holder. None of the Warrant Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Warrants except as noted herein. The Warrants offered by this Prospectus may be offered from time to time by the Selling Warrant Holders named below:






                                                                                            Number of Shares of Common
                                                                 Percent of Warrants       Stock Issuable Upon Exercise
Warrant Holder                      Number of Warrants               Outstanding                    of Warrants
Benefit Designs Inc. Pension
Plan(1)                                    12,500                         4.17%                         12,500
Financial East, L.P.                       12,500                         4.17                          12,500
Firstrust Savings Bank                     37,500                        12.50                          37,500
G.W. Realty Associates(2)                  12,500                         4.17                          12,500
Investors Insurance
  Corporation(3)                           50,000                        16.67                          50,000
Arthur J. Kania                            25,000                         8.33                          25,000
Kobrovsky Family Trust                      7,500                         2.50                           7,500
William L. Mueller(4)                      25,000                         8.33                          25,000
1993 SOP Partners, L.P.                    50,000                        16.67                          50,000
Lisa Sussman                                5,000                         1.67                           5,000
Deborah Stephens                           12,500                         4.17                          12,500
Charles J. Tornetta(4)                     25,000                         8.33                          25,000
Roxborough-Manayunk
  Federal Savings Bank                     25,000                         8.33                          25,000

            Total                         300,000                        100.0%                        300,000





 The Selling Warrant Holders may offer all or some of the Warrants which they hold pursuant to the offering contemplated by this Prospectus. Therefore, no estimate can be given as to the amount of Warrants that will be held by the Selling Warrant Holders upon completion of such offering.



(1) Mr. Daggett, a director of the Company and the Bank, is trustee of the Plan and President of Benefit Designs, Inc.

(2)  W. Kirk Wycoff, Chairman of the Board, President and Chief
     Executive Officer of the Company and the Bank, serves as general partner of G.W. Realty Associates.

(3) Mr. Donald U. Goebert, a director of the Company and the Bank, is a director of Investors Insurance Corporation.

(4)  Serves as a director of the Company and the Bank.







                          PLAN OF DISTRIBUTION

 The Warrants may be sold from time to time to purchasers directly by any of the Selling Warrant Holders. Alternatively, the Selling Warrant Holders may from time to time offer the Warrants through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Warrant Holders and/or the purchasers of Warrants for whom they may act as agent. The Selling Warrant Holders and any underwriters, dealers or agents that participate in the distribution of Warrants may be deemed to be underwriters, and any profit on the sale of the Warrants by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Warrants is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Warrants being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Warrant Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

 The Warrants may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

 The Company will pay substantially all of the expenses incident to the offering and sale of the Warrants to the public other than commissions and discounts of underwriters, dealers or agents. Under agreements entered into the Company, the Selling Warrant Holders will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act.



               MARKET PRICE FOR COMMON STOCK AND DIVIDENDS

Market Price for Common Stock

 The Common Stock is traded in the over-the-counter market on the Nasdaq National Market System under the symbol "PFNC." The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market System and the cash dividends declared per share of Common Stock during the periods indicated.



                                     Sales Price
                                                                 Dividends
                            High                Low              Per Share
            1993
First Quarter              $7.25               $3.00                --
Second Quarter              7.50                3.50                --
Third Quarter               5.50                3.50                --
Fourth Quarter              5.25                4.25                --

        1994

First Quarter               6.25                4.50                --
Second Quarter             5.625                4.25                --
Third Quarter               5.50                4.25                --
Fourth Quarter              5.50                3.50                --

        1995

First Quarter              5.00                 4.25                --
(through March 24,
1995







 On        , 1995, the last trading day before the commencement of
the offering of the securities offered hereby, the closing sale price of
a share of Common Stock on the Nasdaq National Market System was $     .

 As of December 31, 1994, there were 3,275,000 shares of Common Stock outstanding, which were held by approximately 1,400 holders of record. The number of holders of record does not reflect the number of persons or entities who or which hold their stock in nominee or "street" name through various brokerage firms or other entities. Although the Common Stock is traded on the Nasdaq National Market System, historically, the Common Stock has not been actively traded.

Dividends

 The Company suspended dividend payments on the Common Stock after the second quarter of 1990. Due to its financial condition, its recent results of operations and regulatory restrictions on the payment of dividends imposed on the Bank, the Company does not anticipate the resumption of dividend payments on the Common Stock in the foreseeable future.

 The Company's ability to pay dividends on the Common Stock will depend on the receipt of dividends from the Bank. In addition, the Company's ability to pay dividends on the Common Stock will be affected by its obligation to pay interest on the $3.0 million of 8.25% Subordinated Notes due 2004 (the "Notes") issued in connection with the initial sale of the Warrants in June 1994. Interest expense on such Notes amounts to approximately $248,000 per year. Applicable rules and regulations of the OTS impose limitations on capital distributions by savings institutions. Savings institutions, such as the Bank, which have capital in excess of all fully phased-in capital requirements before and after the proposed capital distribution are permitted, after giving prior notice to the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital" (excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. However, such capital distribution may not reduce surplus capital below the fully phased-in capital requirement at the date of the capital distribution. Institutions with less capital are more restricted in the payment of dividends and no institution can pay dividends if such payment would cause the institution to no longer satisfy its capital requirements. Furthermore, institutions may not be permitted by the OTS to distribute the full amount of dividends otherwise permitted under the regulations due to safety and soundness concerns.



                           REGULATORY CAPITAL


 The following is a reconciliation of the Bank's capital determined in accordance with generally accepted accounting principles ("GAAP") to regulatory tangible, core, and risk-based capital at December 31, 1994.


                                      Tangible                       Core                  Risk-Based
                                      Capital          %           Capital        %         Capital         %

                                                             (Dollars in Thousands)
    Adjusted GAAP capital             $15,584                     $15,584                 $15,584
    General valuation                     ---                         ---                   1,502
    allowance
    Unrealized loss on
    securities                          1,051                       1,051                   1,051
      available for sale
    Goodwill                             (192)                       (192)                   (192)
    Investment in joint
     venture                               (8)                         (8)                     (8)
    Non-qualifying deferred tax
     asset                               (520)                       (520)                   (520)
       Total                           15,915         4.57%        15,915       4.57%      17,417      9.47%
    Minimum capital                     5,225         1.50         10,450       3.00       14,708      8.00
     requirement
    Regulatory capital - excess       $10,690         3.07%       $ 5,465       1.57%     $ 2,709      1.47%






                  MANAGEMENT AND PRINCIPAL STOCKHOLDERS

 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth certain information regarding each director and executive officer of the Company, including information regarding their age and the number and percent of shares of Common Stock beneficially owned by such persons as of February 28, 1995. No director is related to any other director or executive officer of the Company or the Bank by blood, marriage or adoption, and there were no arrangements or understandings between a director and any other person pursuant to which such person was elected as a director. The Company does not have any executive officers who are not also directors.

                                                                              Amount and Percentage of Shares
                                                                Year of           Beneficially Owned as of
                                                Director      Expiration              February 28, 1995
                Name                 Age(1)       Since         of Term
                                                                                  Amount           Percentage
    John E. F. Corson                  54         1991           1996                6,750(2)             *
    William O. Daggett, Jr.            54         1990           1995               74,480(3)          2.26%
    Donald F. U. Goebert               58         1987           1996              190,516(4)          5.72
    Joseph R. Klinger                  52         1992           1995                8,250(2)             *
    Paul M. LaNoce                     35         1991           1996               15,250(2)             *
    A. John May, III                   39         1993           1997                7,943(5)             *
    William L. Mueller                 43         1990           1995               90,476(6)          2.74
    Charles J. Tornetta                64         1991           1997               47,908(7)          1.45
    W. Kirk Wycoff                     37         1991           1997              165,655(8)          4.89

  * Represents less than 1% of the issued and outstanding Common Stock of the Company.

  (1) As of February 28, 1995.

  (2) Includes options to purchase 5,250 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

  (3) Includes 47,230 shares owned by companies of which Mr. Daggett is a director, officer and 10% stockholder, 12,500 Warrants and 5,250 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

  (4) Includes 135,266 shares owned by a company of which Mr. Goebert is a director, officer and 10% stockholder, 50,000 Warrants and 5,250 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

  (5) Includes options purchase 250 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

  (6) Includes 15,114 shares held jointly by Mr. Mueller with or for the benefit of certain family members, 25,000 Warrants and 5,250 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

  (7) Includes 25,000 Warrants and 5,250 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

  (8) Includes 7,000 shares held jointly by Mr. Wycoff with or for the benefit of certain family members, 12,500 Warrants and 100,000 shares subject to stock options which are exercisable within 60 days of February 28, 1995.

Principal Stockholders

          The following table sets forth certain information relating to the only persons known to the Company to be the beneficial owners of 5% or more of the Company's Common Stock as of February 28, 1995, and the amount of Common Stock of the Company held by all directors and executive officers of the Company as a group as of such date. The information below is based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals.


                                                   Amount of Common
                                                         Stock
Name and Address of                               Beneficially Owned            Percent of
Beneficial Owner                                as of February 28, 1995        Common Stock
SOP Partners, L.P.                                    250,000(1)                   7.52%
Two World Trade Center
104th Floor
New York, New York 10048

Investors Insurance                                   190,516(2)                   5.72%
 Corporation
3030 Hartley Road
Jacksonville, Florida 32257

Directors and executive                                 607,228(3)                17.17%
officers of the Company
as a group (9 persons)

  (1)  Includes 50,000 Warrants.

  (2) Mr. Donald W. Goebert, a director of the Company and the Bank, is a director of the Corporation. Includes 5,250 shares subject to stock options held by Mr. Goebert which are exercisable within 60 days of February 28, 1995. Also includes 50,000 Warrants.

  (3) Includes 7,000 shares which are held jointly by Mr. Wycoff with or for the benefit of certain family members, 47,230 shares which are owned by companies of which Mr. Daggett is a director, officer or 10% stockholder, 135,266 shares owned by companies of which Mr. Goebert is a director, officer or 10% stockholder and 15,114 shares held jointly by Mr. Mueller with or for the benefit of certain family members. Also includes 137,000 shares subject to stock options which are exercisable within 60 days from February 28, 1995 and 125,000 shares subject to the Warrants held by the group.

                       DESCRIPTION OF THE WARRANTS

  The terms of the Warrants are set forth in Schedule E to the Subscription Agreement previously entered into with the Company and each Selling Warrant Holder in connection with the sale of the Warrants and the Notes in June 1994, which is attached hereto as Appendix A, and the form of Warrant Certificate. The following is a summary of the material provisions of the Warrants which is qualified in its entirety by the provisions of Appendix A hereto and the form of Warrant Certificate (a copy of which is available upon request to the Company). THE WARRANTS AND THE UNDERLYING COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OF THE COMPANY OR THE BANK AND ARE NOT INSURED BY THE FDIC, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

  Each Warrant entitles the holder thereof to purchase one share of the Company's Common Stock at an exercise price (the "Exercise Price") of $6.00 at any time prior to 5:00 p.m., Eastern Time, on June 30, 1999.

  The Exercise Price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend or distribution on the Common Stock and subdivisions, combinations and certain reclassifications of Common Stock. No adjustment in the Exercise Price will be required unless such adjustment would require a change of at least 1% of the Exercise Price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

  The Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder. Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Company has authorized and reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and non-assessable. Warrants not exercised prior to 5:00 p.m, Eastern Time, on June 30, 1999, shall become null and void.

  The Warrants may be exercised during the exercise period stated above by delivery of the Warrant Certificate, with the subscription form on the reverse side of the Warrant Certificate fully executed, to the Company's transfer agent, American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005, together with a check payable to the Company in an amount equal to the Exercise Price multiplied by the number of shares of Common Stock being purchased. The Company or its transfer agent will issue a new Warrant Certificate representing the unexercised but not expired Warrants.



  The Company has agreed to use its best efforts to continuously maintain the effectiveness of the Registration Statement until the second anniversary of the initial issuance of the Warrants (June 30, 1996) or the earlier sale of all of the Warrants. The Company will also use its best efforts to continuously maintain the effectiveness of the Registration Statement as it relates to the Common Stock purchasable upon the exercise of the Warrants until June 30, 1999 or the earlier exercise of all of the Warrants.


                 CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                        RELATING TO THE WARRANTS

  The following summary of United States Federal income tax consequences of ownership and disposition of the Warrants is based on the Internal Revenue Code of 1986, as amended ("Code"), to the date hereof, existing and proposed treasury regulations and applicable judicial and administrative determinations, all of which are subject to change at any time by legislative, judicial, or administrative action possibly with retroactive effect. This summary discusses only Warrants held as capital assets within the meaning of the Code. The tax treatment of the holders of the Warrants may vary depending upon their particular situations. Certain holders (including insurance companies, tax exempt organizations, financial institutions, broker-dealers, foreign entities and individuals who are not citizens or residents of the United States) may be subject to special rules not discussed below. Each purchaser should consult his or her own tax advisor as to the particular tax consequences of purchasing, holding, converting and disposing of Warrants, including the applicability and effect of any state, local, or foreign tax laws and any recent changes in applicable tax laws.

DISPOSITION OF WARRANTS

  In general, the holder of Warrants will recognize gain or loss upon the sale, exchange, retirement or other disposition of the Warrants measured by the difference between the amount of cash and the fair market value of property received, and the holder's tax basis in the Warrants. The gain or loss on the sale or redemption of Warrants will be long-term capital gain or loss, provided the Warrants were held as a capital asset and had been held for more than one year.

POSSIBLE LIMITATION OF TAX BENEFITS

  At December 31, 1994, the Company and the Bank had a net operating loss carryforward for federal tax purposes of approximately $7.3 million, $1.1 million of which expires in 2006, $4.5 million of which expires in 2007, $654,000 of which expires in 2008 and $1.0 million of which expires in 2009. In addition, at such date, the Company and the Bank had an allowance for possible loan losses of approximately $1.5 million. The majority of the allowance for possible loan losses is anticipated to give rise to deductible losses in the current and future years. In addition, approximately $3.0 million of losses on loans and other assets have been recognized in prior years for financial accounting purposes, and it is anticipated that such losses will be recognized in future years for tax purposes. Losses which the Company and the Bank have not yet recognized for tax purposes that may be utilized to offset taxable income in the current, or a past or future year are sometimes referred to as "Built-in Losses."

  If an "ownership change," discussed below, occurs with respect to the Company and the Bank, either in connection with the transactions contemplated hereby, or in future years as a result of transactions unrelated thereto, the Company and the Bank may be limited in their ability to use their net operating loss carryforward. In addition, if the Built-in Losses of the Company and the Bank (netted against gains which they have not yet recognized for tax purposes, together, the "Net Unrealized Built-In Losses" of the Company and the Bank) exceed certain threshold amounts, the Company may be limited in its ability to use its Built-in Losses to offset otherwise taxable income in the current or a future year. Accordingly, two factors are involved in evaluating whether the ability of the Company and the Bank to deduct their Built-in Losses will be limited in the current, or a past or future year. The first factor is whether the Company and the Bank have undergone an "ownership change," as defined. The second factor is whether the Net Unrealized Built-In Losses of the Company and the Bank exceed the applicable threshold limitations, discussed below, at the time such an "ownership change" occurs.

  The determination whether an "ownership change" has occurred is made by (i) determining, in the case of any 5% stockholder, the increase, if any, in the percentage ownership of such 5% stockholder at the end of any three-year testing period relative to such stockholder's lowest percentage ownership at any time during such testing period, and expressing such increase in terms of percentage points (for example, a stockholder whose percentage ownership increased from 2% to 9% during the testing period will be considered to have had an increase of 7 percentage points), and (ii) aggregating such percentage point increases for all 5% stockholders during the applicable testing period. For purposes of the preceding sentence, any direct or indirect holder, taking into account certain attribution rules, of 5% or more of the Company's stock is a 5% stockholder, and all holders of less that 5% collectively are generally treated as a single 5% stockholder. An "ownership change" will occur as of the end of any three-year testing period if the aggregate percentage point increases for all 5% stockholders for such testing period exceeds 50 percentage points.

  The IRS has issued regulations which provide that if a corporation with a net built-in loss or net operating loss carryforwards issues stock for cash, a percentage of the stock issued equal to one-half of the percentage of stock owned by the group of less-than-5% stockholders immediately before the issuance (the "Pre-Issuance Public Group") will be presumed to have been acquired by the Pre-Issuance Public Group. The amount of stock subject to this presumption is limited to the amount of stock issued less the amount of stock acquired by 5% stockholders (other than the Pre-Issuance Public Group). The corporation may treat the Pre-Issuance Public Group as acquiring more stock than the amount presumed to be acquired if it knows that the amount actually acquired by the Pre-Issuance Public Group is greater. Accordingly, the Company's stockholders may be deemed to have purchased a percentage of the shares issuable upon exercise of the Warrants being offered, reducing the likelihood that the initial offering of the Warrants resulted in an ownership change of the Company and the Bank.

  IRS regulations also provide that outstanding stock options to acquire shares of Common Stock of the Company will only be considered to have been exercised for the purpose of determining whether there has been an ownership change if the options had been issued for an abusive principal purpose, as defined. Since the Company's outstanding stock options were ordinary options designed to provide compensation to officers, and were not issued for the purpose of manipulating the timing of an ownership change, or for another prescribed purpose, it appears that such options will not be required to be considered to have been exercised.

  Other regulations provide that shares held in the name of an investment advisor may be deemed to be owned by the persons represented by such investment advisor in relation to their relative economic interest, based on the facts and circumstances. Shares acquired by a 5% stockholder during a three-year testing period are deemed to have been acquired proportionately from each public group of stockholders in existence prior to the 5% stockholder's purchase of such shares.

  Based upon an analysis of its known 5% stockholders during the past three years, the Company believes that the initial offering of the Warrants did not cause an "ownership change" to have occurred. However, no assurance may be given that an "ownership change" will not occur as a result of the transactions contemplated hereby or in the future as a result of the cumulative effect of the transactions contemplated hereby and other acquisitions and transfers of Common Stock.

  Section 382 of the Code provides that, if the amount of Net Unrealized Built-in Losses of a corporation, generally, the cumulative amount by which its tax basis in its assets exceeds the fair market value of such assets, are greater than the lesser of: (i) 15 percent of the fair market value of the corporation's assets or (ii) $10 million, then the corporation's Net Unrealized Built-In Losses will be subject to limitation under Section 382 of the Code if the corporation were to experience an "ownership change," as defined.

  Management of the Company believes, based upon a review of its consolidated assets and liabilities undertaken in connection herewith, that, its unrealized built-in gains (generally, the amount by which the fair market value of certain assets of the Company and the Bank exceed the tax basis of such assets), when netted against its unrealized built-in losses (including the reserve for possible loan losses), would result in an amount of Net Unrealized Built-In Losses that would be less than the applicable threshold amounts set forth above. Accordingly, management believes that, in the event of an "ownership change" in conjunction with the transactions contemplated hereby, the Company and the Bank would be considered to have no Net Unrealized Built-In Losses and that it would continue to be able to utilize its Built-in Losses without limitation. No assurance can be given that the IRS would concur with the Company's review of its assets and liabilities and its conclusion that no limitation would apply to the deduction of Built-in Losses by the Company and the Bank.

  If an "ownership change" occurs with respect to the Company and the Bank, an annual limitation (the "Section 382 Limitation") would be imposed pursuant to Section 382 of the Code on the rate at which net operating loss carryforwards could be deducted against taxable income. In addition, if the Net Unrealized Built-In Losses of the Company and the Bank were deemed to exceed the above threshold amounts, the Company would be limited to the Section 382 Limitation in the rate at which it could deduct its Built-in Losses as they are recognized. The Section 382 Limitation would be computed by multiplying the aggregate fair market value of the Common Stock immediately prior to an "ownership change" by the then-applicable interest rate published by the IRS for this purpose. Based upon the market value of the outstanding Common Stock on December 31, 1994, Section 382 could limit the Company's ability to utilize in any one year more than $919,000 of its net operating loss carryforward and its as yet unrecognized Built-in Losses in the event that the Offering were deemed to result in an "ownership change." The limitation on the use of Built-in Losses would apply only with respect to Built-in Losses recognized in the five year period beginning on the date of the "ownership change." Further, the legislative history regarding Section 382 of the Code provides that Built-In Losses may only be carried forward, and may not be carried back. Accordingly, if the Section 382 Limitation were to apply to the Company and the Bank to limit the rate of utilization of such losses, it is uncertain whether the Company and the Bank would be able to fully utilize their net operating loss carryforward and Built-in-Losses in the current, or a past or future year.

  Transactions in shares of Common Stock which generally are beyond the control of the Company, could result in an unanticipated increase in the ownership of Common Stock by one or more 5% shareholders. If a sufficient number of shares of Common Stock were sold or purchased by an applicable stockholder group in the current or future years, an ownership change could occur and the Section 382 Limitation may then be applicable to the Company and its subsidiaries. In such circumstances, the determination whether the Company and its subsidiaries have Net Unrealized Built-in Losses in excess of the applicable threshold amounts would be made as of the date of such a future "ownership change".


               RESTRICTIONS ON ACQUISITION OF THE COMPANY

GENERAL

  The Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations contain certain provisions which may be deemed to have a potential anti-takeover effect. Such provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which the Company's stockholders may deem to be in their best interest or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Certain of such provisions also may make it more difficult for stockholders of the Company to remove members of its Board of Directors and management. The Company is not aware of any existing or threatened effort to acquire control of the Company.

  The following description of certain provisions of the Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations is necessarily general and is qualified by reference to such Certificate of Incorporation and Bylaws, the DGCL and applicable federal laws and regulations.

CERTIFICATE OF INCORPORATION AND BYLAWS

  AUTHORIZED BUT UNISSUED SHARES OF CAPITAL STOCK. The Company currently has 1,000,000 authorized but unissued shares of Preferred Stock and 6,000,000 authorized shares of Common Stock, of which 3,275,000 shares were issued and outstanding as of February 28, 1995.
As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover of a company by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, by effecting an acquisition that might complicate or preclude a takeover or otherwise.

  The Board of Directors also has the authority to issue shares of Preferred Stock with such terms as it deems advisable. In the event of a proposed merger, tender offer or other attempt to gain control of the Company which the Board of Directors does not approve, the Board of Directors could authorize the issuance of a series of Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. See "Description of Capital Stock - Preferred Stock."

  In addition to the authorized but unissued shares of Common Stock and Preferred Stock, the Company has adopted a shareholder rights plan which generally would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock. See "Description of Capital Stock - Preferred Stock Purchase Rights."

  BOARD OF DIRECTORS. The Certificate of Incorporation provides that the Board of Directors of the Company shall be divided into three classes as nearly equal in number as the then total number of directors permits, with one class to be elected annually for a term of three years and until their successors are elected and qualified. See "Management and Principal Stockholders - Board of Directors." Vacancies occurring in the Board of Directors of the Company by reason of an increase in the number of directors may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of directors by stockholders and until their successors are elected and qualified. Any other vacancy in the Board of Directors, whether by reason of death, resignation, disqualification, removal or other cause, may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors are elected and qualified.


  Directors of the Company may be removed from office only for cause by the affirmative vote of the holders of 67% or more of the outstanding shares of Common Stock entitled to vote generally in the election of directors. Cause for removal exists only if the director whose removal is proposed either has been convicted of a felony or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such directors' duty to the Company.

  MEETINGS OF STOCKHOLDERS. Special meetings of stockholders of the Company, for any purpose or purposes, may be called only upon the affirmative vote of 67% of the Board of Directors and may not be called by the stockholders of the Company.

  STOCKHOLDER NOMINATIONS AND PROPOSALS. The Certificate of Incorporation of the Company generally provides that stockholders must provide the Company with written notice of stockholder nominations for election as directors and stockholder proposals not later than 30 days prior to the date of the scheduled annual meeting; provided, however, that if fewer than 21 days' notice of the meeting is given to stockholders, such written notice must be received not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. Stockholder proposals which are proposed to be included in the Company's proxy materials must be submitted in accordance with the notice and other requirements of Rule 14a-8 under the Exchange Act. In each case the stockholder also is required to submit specified information regarding such stockholder and the proposed nominee(s) and/or business to be acted upon at a meeting of stockholders.

  SUPERMAJORITY PROVISION. The Certificate of Incorporation of the Company includes a provision which generally requires the affirmative vote of 67% of the Company's stockholders to approve a merger or consolidation involving the Company or the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company. This voting requirement is not applicable, however, if the Board of Directors of the Company shall have approved the transaction by a vote of 67% of the entire Board.

  FAIR PRICE PROVISION. The Certificate of Incorporation includes a provision which governs any proposed "business combination" (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers or consolidations, or certain reclassifications of securities of the Company) between the Company or its subsidiaries, on the one hand, and a "Related Person," on the other hand. A "Related Person" is defined generally to include any person, partnership, corporation, group or other entity (other than the Company and its subsidiaries) which is the beneficial owner (as defined) of 10% or more of the shares of the Company entitled to vote generally in an election of directors ("Voting Shares").

  Under the Certificate of Incorporation, if certain specified conditions are not met, neither the Company nor any of its subsidiaries may become a party to any business combination with a Related Person without the prior affirmative vote at a meeting of the Company's stockholders by the holders of at least 80% of all shares outstanding and entitled to vote thereon (the Company's "Voting Shares"), voting separately as a class, and by an "Independent Majority of Stockholders," which is defined to mean the holders of a majority of the outstanding Voting Shares that are not beneficially owned, directly or indirectly, by a Related Person. If such approval were obtained, the specific conditions would not have to be met. Such conditions also would not have to be met if the Board of Directors approved the business combination at times and by votes specified in the Certificate of Incorporation. The conditions necessary to avoid the vote of 80% of the Company's outstanding Voting Shares and of an Independent Majority of Stockholders include conditions providing that, upon consummation of the business combination, the stockholders would receive at least a certain minimum price per share for their shares.

  AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS. The affirmative vote of a majority of the issued and outstanding voting stock of the Company is required to amend the Certificate of Incorporation, with the exception of certain sections thereof, including provisions relating to business combinations, which can only be amended by a vote of 67% of the whole Board of Directors, a majority of the Continuing Directors, as defined, the vote of at least 67% of the Voting Shares, and an Independent Majority of Stockholders entitled to vote thereon.

  The Bylaws may be altered, amended or repealed or new bylaws adopted by the Board of Directors at a regular or special meeting upon the affirmative vote of both 67% of the whole Board of Directors and a majority of the Continuing Directors, as defined. The Bylaws may also be altered, amended or repealed by the stockholders upon the affirmative vote of 67% of the outstanding Voting Shares of the Company and by an Independent Majority of Stockholders.

FEDERAL LAWS AND REGULATIONS

  Federal laws and regulations generally require any person who intends to acquire control of a savings and loan holding company or savings institution to give at least 60 days prior written notice to the OTS. "Control" is defined as the power, directly or indirectly, to direct the management or policies of a savings institution or to vote 25% or more of any class of voting securities of the savings institution. In addition to the foregoing restrictions, a company must secure the approval of the OTS before it can acquire control of a savings institution. Under federal regulations, a person (including business entities) is deemed conclusively to have acquired control if, among other things, such person acquires: (a) 25% or more of any class of voting stock of the savings institution; (b) irrevocable proxies representing 25% or more of any class of voting stock of the savings institution; (c) any combination of voting stock and irrevocable proxies representing 25% or more of any class of such institution's voting stock; or (d) control of the election of a majority of the directors of the savings institution. In addition, a rebuttable presumption of control arises in the event a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to one or more of eight enumerated control factors. Such regulations also set forth rebuttable presumptions of concerted action and the procedures to follow to rebut any such presumptions. The OTS is specifically empowered to disapprove such an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors; or
(iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution or the public to permit the acquisition of control by such person.

DELAWARE GENERAL CORPORATION LAW

  Section 203 of the DGCL generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

  An "interested stockholder" generally means any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.


                      DESCRIPTION OF CAPITAL STOCK

  The Company is currently authorized to issue up to 6,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. At February 28, 1995 the Company had 3,275,000 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding. THE CAPITAL STOCK OF THE COMPANY DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC.

COMMON STOCK

  GENERAL. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption and, upon receipt by the Company of the full purchase price therefor, each share of Common Stock offered hereby will be fully paid and non-assessable.

  VOTING RIGHTS. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by stockholders. Stockholders are not permitted to cumulate votes in elections of directors.

  DIVIDENDS. The holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to stockholders and the ability of the Bank to pay dividends to the Company. See "Market Price for Common Stock and Dividends."

  PRE-EMPTIVE RIGHTS. Holders of the Common Stock do not have any pre-emptive rights with respect to any shares which may be issued by the Company in the future; the Company, therefore, may sell shares of Common Stock without first offering them to its then-existing stockholders.

  LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of any Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of the Common Stock.

PREFERRED STOCK

  The Board of Directors of the Company is authorized to issue Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

  The authorized but unissued shares of Preferred Stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Preferred Stock would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for continued listing of the Common Stock on the Nasdaq National Market System or the requirements of any exchange on which the Common Stock may then be listed.

PREFERRED STOCK PURCHASE RIGHTS

  In April 1990, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Common Stock. Each Right entitles each registered holder, upon the occurrence of certain events, to purchase from the Company a unit consisting of one one-hundredth of a share (a "Rights Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $40.00 per Rights Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent.

  The Rights will separate from the Common Stock and be distributed on a date ("Distribution Date") which will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, other than employee benefit plans of the Company (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.

  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Rights were declared, including shares to be issued in the Offering, will contain a notation incorporating by reference the Rights Agreement and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, separate certificates representing the Rights (the "Rights Certificates") will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights will not be exercisable until the Distribution Date and will cease to be exercisable at the close of business on May 11, 2000, unless the Rights are earlier redeemed by the Company as described below.

  Unless the Rights are redeemed earlier pursuant to the Rights Agreement, in the event that, at any time following the Stock Acquisition Date, (i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or in which the Common Stock of the Company is changed into or exchanged for other securities of any other person or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In addition, unless the Rights are redeemed pursuant to the Rights Agreement, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to in the Rights Agreement as a "Triggering Event." Following the occurrence of a Triggering Event, any Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person shall immediately become null and void.

  At any time after a person becomes an Acquiring Person, the Company may exchange all or part of the Rights (other than Rights which previously have been voided as set forth above) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as such may be appropriately adjusted to reflect any stock split or similar transaction.

  In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

  Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

  The Rights may have certain antitakeover effects. The Rights would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock of the Company if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights are redeemable under certain circumstances.

TRANSFER AGENT

  The transfer agent and registrar for the Warrants and the Common Stock is American Stock Transfer & Trust Company, New York, New York.


                                 EXPERTS


  The consolidated financial statements of the Company as of December 31, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as stated in their report thereon dated January 18, 1995. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of the Company for the year ended December 31, 1992 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report thereon dated January 22, 1993, except for the last paragraph thereof which is as of February 16, 1993. Such report contains an explanatory paragraph that states that (i) at December 31, 1992, the Bank failed to meet the minimum capital thresholds under the Federal Deposit Insurance Corporation Improvement Act of 1991 to be considered "adequately capitalized" and was categorized as "significantly undercapitalized,"
(ii) the Bank had filed a capital plan for attaining the required levels of regulatory capital and that such plan had been accepted by the OTS, but that on February 16, 1993 the Bank had submitted an amendment to its plan and the Bank had not received notification as to acceptance or rejection of its amended capital plan, (iii) because the Bank did not meet the minimum capital thresholds to be considered "adequately capitalized" it was subject to certain operating restrictions such as growth limitations on executive compensation, and restriction on deposit interest rates, (iv) failure to increase its capital ratios in accordance with its capital plan or further declines in its capital ratios exposed the Bank to additional restrictions and regulatory actions, including regulatory take-over, (v) there was substantial doubt abut the Company's ability to continue as a going concern, and (vi) the ability of the Company to continue as a going concern is dependent upon many factors including regulatory action and the ability of management to achieve its plan. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                              LEGAL MATTERS

  Certain legal matters relating to the Warrants and the underlying Common Stock will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005.


                               APPENDIX A


                          TERMS OF THE WARRANTS


  1. The Warrants which comprise a part of the Units are part of a duly authorized issue of 300,000 Warrants evidencing the right to purchase an aggregate of up to 300,000 shares of Common Stock and are issued in connection with the Company's offering of 12 Units, each Unit consisting of $250,000 in principal amount of the Company's 8.25% Subordinated Notes due 1999 (the "Notes") and 25,000 Warrants to purchase 25,000 shares of Common Stock.

  2. The shares of Common Stock of the Company subject to purchase hereunder are the shares of Common Stock of the Company as they may exist on the date of the exercise of the Warrants, whether or not the rights or interests represented by such shares are equivalent to the rights or interests represented by the shares of Common Stock of the Company authorized at the date of initial issuance of the Warrants.

  3.   The Warrants  are subject to the following terms and conditions:

     (a) The Warrants are exercisable, at the option of the holder hereof, either in whole or from time to time in part (but not as to a fractional share of Common Stock), at any time during the period commencing on the Closing Date (as defined in Schedule C to the Agreement) and terminating on the Expiration Date, as defined below. The Warrants shall expire in their entirety and no longer be exercisable at the close of business on the Expiration Date. Upon surrender of the Warrant Certificate and payment of the Purchase Price (as defined below), the Company shall issue and deliver or instruct its transfer agent to issue and cause to be delivered with all reasonable dispatch to or upon the written order of the holder and in such name or names as the holder may designate, a certificate or certificates for the number of full shares of Common Stock so purchased upon the exercise of such Warrants. In case of the purchase of less than all the shares purchasable under the Warrants owned by the holder, the Company shall cancel the Warrant Certificate upon the surrender thereof and shall execute and deliver or instruct its transfer agent to deliver a new Warrant Certificate of like tenor for the balance of the shares purchasable thereunder.

     (b) The term "Expiration Date" shall mean 5:00 p.m., Eastern Time, on June 30, 1999, or if said Date shall in the Commonwealth of Pennsylvania be a holiday or a day on which financial institutions are authorized to close, then the next following date which in the Commonwealth of Pennsylvania is not a holiday or a day on which financial institutions are authorized to close.

     (c) The purchase price for each share of Common Stock purchasable pursuant to the exercise of the Warrants (hereafter referred to as the "Purchase Price") shall be $6.00 per share subject to adjustment as provided in subsection (i) below. Payment of the aggregate Purchase Price shall be paid by check, money order, certified or bank cashier's check or by wire transfer.

     (d) The Company shall not be required to issue certificates representing fractions of shares of Common Stock.

     (e) The Company will, at all times while the Warrants are exercisable, keep reserved, out of its authorized Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. Promptly after the Expiration Date, no shares will be subject to reservation in respect of such Warrants. The Company will take all such action as may be necessary to insure that all shares of capital stock issued upon exercise of these Warrants will be duly and validly authorized and issued and fully paid and non-assessable.

     (f) Subject to compliance with the provisions of Section 7 of the Agreement, the Warrants and all rights hereunder are transferable in whole or in part upon the books of the Company by the registered holder thereof in person or by his duly authorized attorney, upon surrender of the Warrants duly endorsed, at the principal office of the Company or at such other office as shall have theretofore been designated by the Company by notice pursuant hereto; provided, however, the Warrants may not be transferred prior to the earlier to occur of the date of effectiveness of the registration statement relating to the registration of the Warrants for resale or June 30, 1995.

     (g) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, or destruction or mutilation of a Warrant Certificate, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Warrant Certificate, if mutilated, the Company will make and deliver or instruct its transfer agent to deliver a new Warrant Certificate of like tenor, in lieu of such Warrant Certificate.

     (h) Prior to the exercise of the Warrants, the holder of such Warrants shall not be entitled to any rights of a stockholder of the Company, including without limitation the right to vote, to receive dividends or other distributions.

     (i) The number and kind of securities purchasable upon the exercise of each Warrant and the Purchase Price shall be subject to adjustment from time to time upon the happening of certain events as hereinafter set forth:

       (1) The number of shares purchasable upon the exercise of each Warrant and the Purchase Price shall be subject to adjustment as follows:

          (A) In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock,
       (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or
       (iv) issue by reclassification of its shares of Common Stock or capital reorganization other securities of the Company, the number of shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the holder of each Warrant shall be entitled to receive the kind and number of shares or other securities of the Company which the holder would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this Section (i)(1)(A) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          (B) No adjustment in the number of shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares purchasable upon the exercise of each Warrant; provided, however, that any adjustments which by reason of this Section (i)(1)(B) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and, provided, further, that all adjustments carried forward by reason of this Section (i)(1)(B) shall be taken into account and the number of shares purchased upon the exercise of each Warrant shall be adjusted as of seven (7) days prior to the Expiration Date. If any adjustment is carried forward pursuant to this Section (i)(1)(B), the Company may make the election available pursuant to Treasury Regulation (section) 1.305-3(d)(2)(iii).
       All calculations shall be made to the nearest one-hundredth of a share.

          (C) Whenever the number of shares purchasable upon the exercise of each Warrant is adjusted, as herein provided, the Purchase Price payable upon exercise of each Warrant shall be adjusted by multiplying the Purchase Price immediately prior to the adjustment by a fraction, of which the numerator shall be the number of shares purchasable upon the exercise of each Warrant immediately prior to the adjustment, and of which the denominator shall be the number of shares so purchasable immediately thereafter.

          (D) For the purpose of this Subsection (i)(1), the term "shares of Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Company at the Closing Date, or (ii) any other class of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to Section (i)(1)(A) above, the holder shall become entitled to purchase any shares of the Company other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Purchase Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares contained in Section (i)(1)(A) through (i)(1)(C), inclusive, above.

       (2) Whenever the number of shares purchasable upon the exercise of each Warrant or the Purchase Price of such shares is adjusted, as herein provided, the Company shall cause to be mailed by first class mail, postage prepaid, to each holder, notice of such adjustment or adjustments setting forth the number of shares purchasable upon the exercise of each Warrant and the Purchase Price of such shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made. Any failure by the Company to give notice to the holder or any defect therein shall neither affect the validity of such adjustment or of the event resulting in the adjustment, nor of the holder's rights to such adjustment.

       (3) Except as provided in Sections (i)(1) and (i)(5) hereof, no adjustment in respect of any dividends or distributions shall be made during the term of a Warrant or upon the exercise of a Warrant.

       (4) (A) In case of any consolidation of the Company with or merger of the Company into another corporation or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, such successor or purchasing corporation may assume the obligations hereunder, and may execute with the Company an agreement that each holder shall have the right thereafter upon payment of the Purchase Price in effect immediately prior to such transaction to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property (including cash) which he would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had such Warrant been exercised immediately prior to such action.
       The Company shall mail by first class mail, postage prepaid, to each Holder, notice of the execution of any such agreement. Such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section (i). The provisions of this Section (i)(4) shall similarly apply to successive consolidations, mergers, sales or conveyances.

          (B) In the event that such successor corporation does not execute such an agreement with the Company as provided in Section
       (i)(4)(A), then each holder shall be entitled to exercise outstanding Warrants during a period of at least 30 days, which period terminates at least seven (7) days prior to consummation of the consolidation, merger, sale or conveyance, and thereby receive consideration in the consolidation, merger, sale or reconveyance on the same basis as other previously outstanding shares of the same class as the shares acquired upon exercise. Warrants not exercised in accordance with this Section (i)(4)(B) before consummation of the transaction will be cancelled and become null and void. The Company shall mail by first class mail, postage prepaid, to each holder, at least 10 days prior to the first date on which the Warrant shall become exercisable pursuant to the provisions of this Section (i)(4)(B), notice of the proposed transaction setting forth the first and last date on which the holder may exercise outstanding Warrants and a description of the terms of this Warrant providing for cancellation of the Warrants in the event that Warrants are not exercised by the prescribed date.

          (C) The Company's failure to give any notice required by this Section (i)(4) or any defect therein shall not affect the validity of any such agreement, consolidation, merger, sale or conveyance of property.

       (5) In case (a) the Company shall make any distribution of its assets to holders of its shares of Common Stock as a liquidation or partial liquidation dividend or (b) the Company shall liquidate, dissolve or wind up its affairs (other than in connection with a consolidation, merger or sale of all or substantially all of its property, assets and business as an entity), then the Company shall cause to be mailed to each holder, by first class mail, at least 20 days prior to the applicable record date, a notice stating the date on which such distribution, liquidation, dissolution or winding up is expected to become effective, and the date on which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property or assets (including cash) deliverable upon such distribution, liquidation, dissolution or winding up, and that each holder may exercise outstanding Warrants during the 20-day period and, thereby, receive consideration in the liquidation on the same basis as other previously outstanding shares of the same class as the shares acquired upon exercise. The Company's failure to provide the notice required by this Section (i)(5) or any defect therein shall not affect the validity of such distribution, liquidation, dissolution or winding up.

       (6) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issued.

     (j) the Company may deem and treat the registered holder of the Warrants as the absolute owner of such Warrants (notwithstanding any notations of ownership or writing on the Warrant Certificate evidencing such Warrants made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary.

     (k) All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class postage prepaid or delivered to a telegraph office for transmission:

       (i) if to the registered holder of the Warrants, at the address of such holder as shown on the books of the Company; or

       (ii) if to the Company, Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003, or at such other address as may have been furnished to the holder of the Warrants in writing by the Company.

No person is authorized to give any information or to make any representation not contained in this Prospectus and any information or representation not included herein must not be relied upon as having been authorized by the Company. This
Prospectus does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


       _________________________

           TABLE OF CONTENTS
       _________________________


                                                Page

Available Information . . . . . . . . . . . . .   2
Incorporation of Certain Documents
 by Reference     . . . . . . . . . . . . . . .   3
Summary . . . . . . . . . . . . . . . . . . . .   4
Selected Consolidated Financial
  and Other Data  . . . . . . . . . . . . . . .   7
Special Considerations  . . . . . . . . . . . .   8
Use of Proceeds . . . . . . . . . . . . . . . .  12
Selling Warrant Holders . . . . . . . . . . .    13
Plan of Distribution  . . . . . . . . . . . . .  14
Market Price for Common Stock
  and Dividends . . . . . . . . . . . . . . . .  15
Regulatory Capital  . . . . . . . . . . . . . .  17
Management and Principal
  Stockholders  . . . . . . . . . . . . . . . .  18
Description of the Warrants . . . . . . . . . .  20
Certain Federal Income Tax
  Consequences Relating to
  the Warrants  . . . . . . . . . . . . . . . .  22
Restrictions on Acquisition
  of the Company  . . . . . . . . . . . . . . .  25
Description of Capital Stock  . . . . . . . . .  30
Experts . . . . . . . . . . . . . . . . . . . .  33
Legal Matters . . . . . . . . . . . . . . . . .  34
Appendix A  . . . . . . . . . . . . . . . . .   A-1


PROGRESS
FINANCIAL
CORPORATION



300,000 WARRANTS



____________________

    PROSPECTUS
____________________






________, 1995





                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.    Other Expenses of Issuance and Distribution.

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

Securities and Exchange Commission ("Commission")
 registration fee. . . . . . . . . . . . . . . . . . . .      $   620.69
Accounting fees and expenses  . . . . . . . . . . . . . .       8,000.00
Legal fees and expenses . . . . . . . . . . . . . . . . .      15,000.00
Printing  . . . . . . . . . . . . . . . . . . . . . . . .       1,000.00
Blue Sky qualification fees and expenses  . . . . . . . .       1,000.00
Miscellaneous . . . . . . . . . . . . . . . . . . . . . .         379.31
                                                              $26,000.00


Item 15.    Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law ("DGCL") sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Certificate of Incorporation and Bylaws of the Company provide that the directors, officers, employees and agents of the Company shall be indemnified to the full extent permitted by law. Such indemnity shall extend to expenses, including attorney's fees, judgments, fines and amounts paid in the settlement, prosecution or defense of the foregoing actions. Section 102(b)(7) of the DGCL sets forth circumstances which a director's personal liability to a corporation or its stockholders for money damages for breach of fiduciary duty as a director may be eliminated or limited. The Certificate of Incorporation provides for the limitation of personal liability of directors to stockholders for monetary damages to the Company or its stockholders for such director's breach of fiduciary duty as a director of the Company to the full extent permitted by law.

  The Company carries a liability insurance policy for its officers and directors.


  ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

      (a)     List of Exhibits:

Exhibit No.                               Exhibit                                           Location

    3(a)                Certificate of Incorporation                                         (1)

    3(b)                Bylaws                                                               (2)

    4(a)                Specimen Common Stock certificate                                    (3)

    4(b)                Specimen Preferred Stock Purchase
                        Rights certificate                                                   (4)

    4(c)                Terms of Warrants                                                    (5)

    5                   Opinion of Elias, Matz, Tiernan &
                          Herrick L.L.P. regarding legality of
                          securities being registered                                        E-2

    10(a)               Key Employee Stock Compensation Plan                                 (3)

    10(b)               Amendment, dated December 15, 1987,
                          to Key Employee Stock Compensation
                          Plan                                                               (6)

    10(c)               1993 Stock Incentive Plan                                            (7)

    10(d)               1993 Directors' Stock Option Plan                                    (7)

    10(e)               Stockholders Rights Agreement, dated
                          April 25, 1990, between the
                           Registrant and American Stock
                           Transfer and Trust Company, as
                           Rights Agent                                                      (4)

    13                  Annual Report to Stockholders for the
                        year ended December 31, 1994                                         (8)

    22                  Subsidiaries of the Company                                          (8)

    24(a)               Consent of Elias, Matz, Tiernan &
                          Herrick L.L.P. (contained in the
                          opinion included as Exhibit 5)

    24(b)               Consents of Independent Public Accountants                           E-5

    25                  Power of Attorney (included in the
                          signature page to this Registration
                          Statement)

  _______________

  (1) Exhibit is incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987 filed by the Registrant with the Commission.

  (2) Exhibit is incorporated by reference to the Registrant's
      Registration Statement on Form S-4 (File No. 33-3685) filed with the Commission on March 3, 1986.

  (3) Exhibit is incorporated by reference to the Registrant's
      Registration Statement on Form S-8 (File No. 33-10160) filed with the Commission on November 13, 1986.

  (4) Exhibit is incorporated by reference to the Registrant's
      Registration Statement on Form 8-A filed with the Commission on April 30, 1990.

  (5) Appended to Prospectus.

  (6) Exhibit is incorporated by reference to the Registrant's
      Registration Statement on Form S-8 (File No. 33-19570) filed with the Commission on January 19, 1988.

  (7) Exhibit is incorporated by reference to the Registrant;
      Registration Statement on Form S-1 (File No. 33-59218) filed with the Commission on March 8, 1993.

  (8) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 filed with the Commission on March 24, 1995.

      (b)  Financial Statement Schedules.

  No financial statement schedules are filed because the required information is not applicable or is included in the Consolidated
Financial Statements or related Notes.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration
Statement or any material change to such information in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy and expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                               SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth Meeting, Commonwealth of Pennsylvania on the 31st day of March 1995.


PROGRESS FINANCIAL CORPORATION


By: /s/ W. Kirk Wycoff                           Date:  March 31, 1995
    W. Kirk Wycoff
    Director, President and
       Chief Executive Officer

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints W. Kirk Wycoff his true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.








  /s/ W. Kirk Wycoff                                    Date:  March 31, 1995
  W. Kirk Wycoff
  Director, President and
    Chief Executive Officer
    (principal executive officer)



  /s/ Peter J. Meier                                    Date:  March 31, 1995
  Peter J. Meier
  Vice President and Corporate
    Controller (principal accounting
    officer)



  /s/ William O. Daggett, Jr.                           Date:  March 31, 1995
  William O. Daggett, Jr.
  Director


  /s/ John E. F. Corson                                 Date:  March 31, 1995
  John E. F. Corson
  Director



  /s/ Donald F. U. Goebert                              Date:  March 31, 1995
  Donald F. U. Goebert
  Director



  /s/ Joseph R. Klinger                                 Date:  March 31, 1995
  Joseph R. Klinger



  /s/ Paul M. LaNoce                                    Date:  March 31, 1995
  Paul M. LaNoce
  Director



  /s/ A. John May, III                                  Date:  March 31, 1995
  A. John May, III
  Director



  /s/ William L. Mueller                                Date:  March 31, 1995
  William L. Mueller
  Director



  /s/ Charles J. Tornetta                               Date:  March 31, 1995
  Charles J. Tornetta
  Director